Schedule 13D                                                        Page 1 of 10

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934


                             PUBLICIS GROUPE S.A.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                 744 63 M 106
                                (CUSIP Number)

                             Jean-Michel Etienne
                        133, Avenue Des Champs-Elysees
                             75008 Paris, France
                              01133-1-44-43-72-30
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 24, 2002
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           (Date of Event which Requires Filing of this Statement)

      * If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


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


Schedule 13D                                                        Page 2 of 10

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     1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
        (entities only).
        Elisabeth Badinter

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) |X|
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     3. SEC Use Only

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     4. Source of Funds (See Instructions)  N/A

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     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
        [ ]
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     6. Citizenship or Place of Organization
        Republic of France

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                    7. Sole Voting Power

                7,766,800 (representing 15,533,600 voting rights)
Number of       ----------------------------------------------------------------
Shares              8. Shared Voting Power
Beneficially
Owned by        59,651,075 (97,438,704 voting rights)
Each            ----------------------------------------------------------------
Reporting           9. Sole Dispositive Power
Person
With            7,766,800
                ----------------------------------------------------------------
                    10. Shared Dispositive Power

                59,651,075
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     11. Aggregate Amount Beneficially Owned by Each Reporting Person

67,417,875 (112,972,304 voting rights)
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     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
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     13. Percent of Class Represented by Amount in Row (11)

34.4% (equity interest); 49.9% (voting power)
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     14. Type of Reporting Person (See Instructions)

         IN
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

Schedule 13D                                                        Page 3 of 10


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     1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
        (entities only).
        Societe Anonyme Somarel

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]

          (b) |X|
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     3. SEC Use Only

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     4. Source of Funds (See Instructions)  N/A

--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]

--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization
        Republic of France

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                  7. Sole Voting Power

             0
Number of    -------------------------------------------------------------------
Shares            8. Shared Voting Power
Beneficially
Owned by     30,960,000 (representing 61,920,000 voting rights)
Each         -------------------------------------------------------------------
Reporting          9. Sole Dispositive Power
Person
With         0
             -------------------------------------------------------------------
                  10. Shared Dispositive Power

             30,960,000
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

30,960,000 (representing 61,920,000 voting rights)
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     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

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     13. Percent of Class Represented by Amount in Row (11)

15.8% (equity interest); 27.4% (voting power)
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     14.  Type of Reporting Person (See Instructions)

          CO, HC

Schedule 13D                                                        Page 4 of 10

ITEM 1.  SECURITY AND ISSUER

     This statement relates to ordinary shares, nominal value euro 0.40 per share, of Publicis Groupe S.A., a societe anonyme organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs-Elysees, 75008 Paris, France.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) The names of the persons filing this statement are Elisabeth Badinter and Societe Anonyme Somarel ("Somarel"). Ms. Badinter is the daughter of Marcel Bleustein-Blanchet, the founder of the Issuer. Somarel is a holding company the sole asset of which is the interest in the Issuer. The names of the directors of Somarel are set forth on Schedule I hereto which is incorporated herein by reference. Somarel does not have any officers.

      (b) The business address of Ms. Badinter and Somarel is 133, Avenue des Champs-Elysees, 75008 Paris, France. The business addresses of the directors of Somarel are set forth on Schedule I hereto.

      (c) The principal occupation of Ms. Badinter is lecturer at the Ecole Polytechnique and author. Ms. Badinter is the Chairperson of the Issuer's Supervisory Board and of Somarel's Board of Directors. The principal occupation of each director of Somarel is set forth in Schedule I hereto.
The business addresses of the employers of the directors of Somarel are set forth on Schedule I hereto.

      (d) Neither Ms. Badinter nor Somarel, or, to the best knowledge of Somarel, any of the persons set forth on Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Ms. Badinter nor Somarel, or to the best knowledge of Somarel, any of the persons set forth on Schedule I hereto, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Ms. Badinter is a French citizen. Somarel is a societe anonyme organized under the laws of the Republic of France. The nationality of the directors of Somarel is set forth on Schedule I hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See description of the transaction in Item 4.  No funds were required.

ITEM 4.  PURPOSE OF TRANSACTION

      On March 7, 2002, Ms. Badinter and Dentsu Inc., a Japanese corporation, ("Dentsu") executed and delivered a Memorandum of Understanding (the "MOU") to govern their future relationship as shareholders of Publicis Groupe S.A. The MOU was entered into in connection with the Agreement and Plan of Merger, dated March 7, 2002, between the Issuer, Bcom3

Schedule 13D                                                        Page 5 of 10

Group, Inc. ("Bcom3"), Philadelphia Merger Corp., a wholly owned subsidiary of the Issuer ("Merger Sub"), and Philadelphia Merger LLC, providing for the merger of Bcom3 Group, Inc. with and into Merger Sub (the "Merger"). The Merger was completed on September 24, 2002. Upon completion of the Merger, Dentsu became a shareholder of Publicis. The Merger is described in more detail in the Issuer's Registration Statement on Form F-4 (Registration No. 333-87600) (the "Registration Statement").

      The MOU provides for, among other things, an agreement between Dentsu and Ms. Badinter on how to vote the Publicis ordinary shares owned by Dentsu and Somarel on certain matters and certain restrictions on transfer of such shares. Pursuant to the MOU, Dentsu agreed to cause its designees on Publicis's Supervisory Board to vote to elect Ms. Badinter chairperson of the Publicis Supervisory Board, to elect to and maintain on the supervisory board Ms. Badinter's nominees, and to vote in favor of nominees to Publicis's Management Board proposed by Ms. Badinter, provided that Ms. Badinter will consult with Dentsu regarding the Management Board nominees. In addition, Dentsu agreed to vote its Publicis shares as directed by Ms. Badinter regarding certain matters, such as amendments to Publicis's charter to change Publicis's name or headquarters, the size of Publicis's Supervisory Board or Management Board, the terms of the Supervisory Board and Management Board members, specified merger, consolidation or similar transactions, declaration of dividends, and certain capital increases and reductions. Dentsu agreed not to vote at any Publicis shareholders meeting a certain amount of shares of the Issuer to be received by Dentsu in the Merger representing in excess of 15% of the Issuer's total voting power. In turn, Ms. Badinter agreed to vote, and cause Somarel to vote, the shares of the Issuer held by her to elect to and maintain on the Supervisory Board the two Dentsu nominees.

      Pursuant to the MOU, Dentsu agreed not to pledge or transfer any of the shares of the Issuer to be received by it in the Merger until July 12, 2012. From July 12, 2012, Ms. Badinter has a right of first refusal with respect to shares of the Issuer to be sold by Dentsu in private transactions and a right of first offer with respect to shares of the Issuer to be sold by Dentsu in the open market or to an underwriter or in another organized selling effort. The MOU will remain binding upon the parties until a more detailed shareholders agreement is negotiated and executed by Ms. Badinter and Dentsu.

      Dentsu and Ms. Badinter also entered into a letter agreement (the "Letter Agreement"), dated March 7, 2002, pursuant to which Dentsu agreed to put in escrow a certain amount of shares of the Issuer to be received by Dentsu in the Merger that entitle Dentsu to voting rights representing in excess of 15% of the Issuer's total voting power. As of the date hereof, this arrangement has not been implemented.

      The preceding summary of certain provisions of the MOU and the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The complete text of the MOU has been filed with the Securities and Exchange Commission as Exhibit 10.1 to the Registration Statement and is incorporated herein by reference. The complete text of the Letter Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference.

     Ms. Badinter and Somarel intend to review on a continuous basis various factors relating to their investment in

Schedule 13D                                                        Page 6 of 10

the Issuer, including the Issuer's business and prospects, the price and availability of the Issuer's shares, subsequent developments related to the Issuer, other investment and business opportunities available to Ms. Badinter or Somarel and general stock market or economic conditions. Based on these factors, Ms. Badinter and Somarel may from time to time determine to sell all or part of their investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) and (b)

      Generally, ordinary shares of the Issuer entitle the holder thereof to one vote per share. However, if the same shareholder holds ordinary shares of the Issuer for a two-year period in registered form, these shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

      Ms. Badinter owns directly 7,766,800 ordinary shares (with 15,533,600 voting rights) of the Issuer, representing approximately 4.0% of the total outstanding ordinary shares of the Issuer and approximately 6.9% of the Issuer's voting power (the "EB Shares").

      Somarel owns 30,960,000 ordinary shares (with 61,920,000 voting rights) of the Issuer, representing approximately 15.8% of the total outstanding ordinary shares of the Issuer and approximately 27.4% of the Issuer's voting power (the "Somarel Shares"). Ms. Badinter owns approximately 51.3% of Somarel's outstanding ordinary shares and voting power. Ms. Badinter is also the Chairperson of Somarel's Board of Directors.

      Dentsu owns 28,691,075 ordinary shares of the Issuer (the "Dentsu Shares"). In addition, Dentsu owns the bare legal title and voting rights, but not the economic interest (the "Bare Legal Title") in 6,827,629 ordinary shares of the Issuer until September 24, 2004 pursuant to the Agreement of Transfer of the Nue Propriete of certain Shares of the Issuer, dated
September 24, 2002, among Dentsu, Wilmington Trust Company, as special nominee, and the Issuer, which is incorporated herein by reference. The
Dentsu Shares represent approximately 14.6% of the total outstanding ordinary shares of the Issuer and the Dentsu Shares and the Bare Legal Title represent approximately 15.7% of the Issuer's voting power. As stated in Item 4, Dentsu agreed not to vote approximately 0.7% of the total voting power of the Issuer, or 1,586,968 Dentsu Shares and Bare Legal Title, which is the excess of Dentsu's voting power over 15% of the Issuer's total voting power.

      Ms. Badinter has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the EB Shares. Somarel and Ms. Badinter have shared power to vote, or direct the voting of, and power to dispose of, or direct the disposition of, the Somarel
Shares. By virtue of the MOU, Ms. Badinter may be deemed to have shared power to vote, or direct the voting of, the Dentsu Shares and the Bare Legal Title (subject to the voting restriction described in the previous paragraph) and shared power to dispose of, or direct the disposition of, the Dentsu Shares.

      Based on the above, Ms. Badinter may be deemed to beneficially own 67,417,875 ordinary shares (and 112,972,304 voting rights associated with shares) of the Issuer, representing approximately 34.4% of the total outstanding shares of the Issuer and 49.9% of the Issuer's voting power.

Schedule 13D                                                        Page 7 of 10

      To the best knowledge of Somarel, none of the directors of Somarel (other than Ms. Badinter as set forth herein) beneficially owns any shares of the Issuer.

      All share information is given as of September 25, 2002 and all percentages are calculated based on 196,051,275 shares of the Issuer outstanding, and 226,211,576 voting rights associated with shares of the Issuer granted, in each case as of September 25, 2002.

      The principal business address of Dentsu is 1-11, Tsukiji, Chuo-ku, Tokyo 104-8426, Japan. The principal business of Dentsu is providing advertising and marketing communications services.

      To the best knowledge of Ms. Badinter and Somarel, Dentsu, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dentsu was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (c) None of Ms. Badinter, Somarel or, to the best knowledge of Somarel, Somarel's directors effected any transactions in ordinary shares of the Issuer during the past 60 days.

      (d) No person other than Ms. Badinter has the right to receive dividends on or proceeds from the sale of EB Shares. No person other than Somarel has the right to receive dividends on or proceeds from the sale of Somarel Shares. Neither Ms. Badinter nor Somarel has the right to receive dividends on or proceeds from the sale of Dentsu Shares.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See description in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Memorandum of Understanding, dated as of March 7, 2002, between Elisabeth Badinter and Dentsu (incorporated by reference to Exhibit 10.1 to Publicis Groupe S.A.'s Registration Statement on Form F-4 (Registration No. 333-86700)).

     2. Agreement for the Transfer of Nue-Propriete of certain Publicis shares, dated September 24, 2002, among Dentsu Inc., Wilmington Trust Company and Publicis Groupe S.A.

     3.     Letter Agreement, dated March 7, 2002, of Dentsu Inc.

     4. Joint Filing Agreement, dated as of October 7, 2002, between Elisabeth Badinter and Societe Anonyme Somarel.

Schedule 13D                                                        Page 8 of 10

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2002

                                    /s/ Elisabeth Badinter
                                    ------------------------------------------
                                    Elisabeth Badinter


                                    SOCIETE ANONYME SOMAREL

                                    /s/ Elisabeth Badinter
                                    ------------------------------------------
                                    Name:Elisabeth Badinter
                                    Title: President du conseil d'administration

Schedule 13D                                                        Page 9 of 10

                                                                    Schedule I

                              DIRECTORS OF SOMAREL
                              --------------------
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                           PRINCIPAL OCCUPATION OR           NATIONALITY/
                           -----------------------           COUNTRY OF
    NAME(1)                      EMPLOYMENT                  ------------
    ----                         ----------                  FORMATION
                                                             ---------
-----------------------------------------------------------------------------
Elisabeth Badinter          Lecturer, Ecole Polytechnique(2)     French
                            Chairperson of the Somarel
                            Board
-----------------------------------------------------------------------------
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Sophie Dulac                Manager, Sophie Dulac               French
                            Productions, Member of the
                            Supervisory Board of Publicis
-----------------------------------------------------------------------------
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Claude Marcus               Retired                             French
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Jean-Michel Bleustein       Retired                             French
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Simon Badinter              Director of Development of          French
                            Affairs, Medias & Regies
                            Europe(3) Member of the
                            Supervisory Board of Publicis
-----------------------------------------------------------------------------
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Benjamin Badinter           Member of the Management            French
                            Board of Medias & Regies
                            Europe, Director of European
                            Development of Publicis
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Eric Delorme                Partner at "Paribas Affaires        French
                            Industrielles"(4)
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Pechel Industries(5)        N/A                                 French
-----------------------------------------------------------------------------
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Judith Badinter             Member of the Supervisory           French
                            Board of Medias & Regies
                            Europe, psychoanalyst
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Compagnie Financiere        N/A                                 French
Honore(6)
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SRRE SA(7)                  N/A                               Luxembourg
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MLMS(8)                     N/A                                 French
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FRANCAREP(9)                N/A                                 French
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-------------------
(1) The business address of all directors is: c/o Somarel, 133, Avenue des Champs-Elysees, 75008 Paris, France.
(2) The address of the Ecole Polytechnique is route de Saclay, 91128 Palaiseau, France.
(3) The address of Medias & Regies is 133, Avenue des Champs-Elysees, 75008 Paris, France.
(4) The address of "Paribas Affaires Industrielles" is 43, avenue de l'Opera 75002.
(5) Represented by Jean Gore.
(6) Represented by Samuel Pinto.
(7) Represented by Charles de Croisset, Chairman of the CCF.
(8) Represented by Claudine Bienaime.
(9) Represented by Georges Babinet.

Schedule 13D                                                       Page 10 of 10
                                 EXHIBIT INDEX
                                 -------------


Exhibit     Description

     1. Memorandum of Understanding, dated as of March 7, 2002, between Elisabeth Badinter and Dentsu (incorporated by reference to Exhibit 10.1 to Publicis Groupe S.A.'s Registration Statement on Form F-4 (Registration No. 333-86700)).

     2. Agreement for the Transfer of Nue-Propriete of certain Publicis shares, dated September 24, 2002, among Dentsu Inc., Wilmington Trust Company and Publicis Groupe S.A.

     3.     Letter Agreement, dated March 7, 2002, of Dentsu Inc.

     4. Joint Filing Agreement, dated as of October 7, 2002, between Elisabeth Badinter and Societe Anonyme Somarel.